Exhibit 12

General Electric Company
Ratio of Earnings to Fixed Charges

Years ended December 31
(Dollars in millions)	2004	2003	2002	2001	2000

General Electric Company and consolidated affiliates
Earnings (a)	$21,034	$20,194	$19,217	$20,049	$18,873
Plus:	Interest and other financial charges included in expense	11,972	10,515	10,321	11,212	11,903
One-third of rental expense (b)	623	542	584	566	608

Adjusted “earnings”	$33,629	$31,251	$30,122	$31,827	$31,384

Fixed Charges:
Interest and other financial charges	$11,972	$10,515	$10,321	$11,212	$11,903
Interest capitalized	92	48	53	98	124
One-third of rental expense (b)	623	542	584	566	608

Total fixed charges	$12,687	$11,105	$10,958	$11,876	$12,635

Ratio of earnings to fixed charges	2.65	2.81	2.75	2.68	2.48

(a)	Earnings before income taxes, minority interest and cumulative effect of accounting changes.
(b)	Considered to be representative of interest factor in rental expense.